UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-17F-2

CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR
INVESTMENTS IN THE CUSTODY OF
MANAGEMENT INVESTMENT COMPANIES

PURSUANT TO RULE N-17F-2 [17 CFR 270.17F-2]

1. Investment Company Act File Number:			Date Examination completed:
811-22801			October 19, 2019

2. State Identification Number:

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO

3. Exact name of investment company as specified in registration statement:

Franklin ETF Trust

Franklin Liberty Short Duration U.S. Government ETF

4. Address of principal executive office: (number, street, city, state, zip code)
One Franklin Parkway, San Mateo, CA 94403

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Report of Independent Accountants

To the Board of Trustees of

Templeton Global Investment Trust
Franklin Real Estate Securities Trust
Franklin Strategic Series
Franklin High Income Trust
Institutional Fiduciary Trust
Institutional Fiduciary Trust
Franklin Global Trust
Franklin Gold and Precious Metals Fund
Franklin Universal Trust
Templeton China World Fund
Templeton Emerging Markets Fund
Templeton Emerging Markets Income Fund
Templeton Funds
Templeton Global Income Fund
Templeton Global Smaller Companies Fund
Templeton Income Trust
Franklin Custodian Funds
Franklin Strategic Mortgage Portfolio
Franklin Investors Securities Trust
Franklin Templeton Global Trust
Franklin Templeton International Trust
Templeton Developing Markets Trust
Franklin Fund Allocator Series
Franklin Templeton Variable Insurance Products Trust
Templeton Institutional Funds
Franklin ETF Trust
Franklin Managed Trust

and the Board of Directors of

Templeton Growth Fund, Inc.
Templeton Dragon Fund, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that each of the Funds listed in Attachment I (hereafter referred to as the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of February 28, 2019.  The Funds’ management is responsible for its assertion and the Company’s compliance with those requirements.  Our responsibility is to express an opinion on management's assertion about the Funds' compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified

Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of February 28, 2019, and with respect to agreement of security purchases and sales, for the period from November 30, 2018 (the date of our last examinations), through February 28, 2019:

•
Without prior notice to management, confirmation of all securities held by Franklin Templeton Investors Services, Inc., transfer agent, as they pertain to the security positions owned by the Funds and held in book entry form.

•	Reconciliation of such security positions to the books and records of the Funds.
•	Agreement of 55 security purchases and 55 security sales, since our last report, from the books and records of the Funds to the records of the transfer agent.

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2019 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors and Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/PRICEWATERHOUSECOOPERS, LLP

October 17, 2019

Franklin Templeton Services, LLC 3310 Quality Drive Rancho Cordova, CA 95670 tel (800) 632.2350 franklintempleton.com

Management Statement Regarding Compliance with Certain
Provisions of the Investment Company Act of 1940

We, as members of management of the Franklin Templeton Funds indicated in Attachment I (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940.  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Funds’ compliance with the requirements of subsection (b) of Rule 17f-2, as interpreted in Franklin Investors Securities Trust SEC No-Action Letter (publicly available September 24, 1992), and subsection (c) of Rule 17f-2 of the Investment Company Act of 1940, as of February 28, 2019, and for the periods indicated in Attachment I.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) of Rule 17f-2, as interpreted in Franklin Investors Securities Trust SEC No-Action Letter (publicly available September 24, 1992), and subsection (c) of Rule 17f-2 of the Investment Company Act of 1940, as of February 28, 2019, and for the periods indicated in Attachment I, with respect to securities reflected in the investment accounts of the Funds.

By:

/s/GASTON GARDEY
Gaston Gardey
Chief Financial Officer and Chief Accounting Officer
Franklin Funds Board
Date October 17, 2019

/s/ROBERT G. KUBILIS
Robert G. Kubilis
Chief Financial Officer and Chief Accounting Officer
Templeton, New Jersey and Alternative Strategies Funds Board
Date October 17, 2019

/s/MATTHEW T. HINKLE
Matthew T. Hinkle
Chief Executive Officer - Finance and Administration
Date October 17, 2019

Attachment I

Fund	Period
Franklin Limited Duration Income Trust	November 30, 2018 - February 28, 2019

Templeton Global Investment Trust:
Templeton Emerging Markets Balanced Fund	November 30, 2018 - February 28, 2019
Templeton Emerging Markets Small Cap Fund	November 30, 2018 - February 28, 2019
Templeton Frontier Markets Fund	November 30, 2018 - February 28, 2019
Templeton Global Balanced Fund	November 30, 2018 - February 28, 2019
Templeton Dynamic Equity Fund	November 30, 2018 - February 28, 2019

Franklin Real Estate Securities Trust:
Franklin Real Estate Securities Fund	November 30, 2018 - February 28, 2019

Franklin Strategic Series:
Franklin Biotechnology Discovery Fund	November 30, 2018 - February 28, 2019
Franklin Flexible Alpha Bond Fund	November 30, 2018 - February 28, 2019
Franklin Select U.S. Equity Fund	November 30, 2018 - February 28, 2019
Franklin Growth Opportunities Fund	November 30, 2018 - February 28, 2019
Franklin Natural Resources Fund	November 30, 2018 - February 28, 2019
Franklin Small Cap Growth Fund	November 30, 2018 - February 28, 2019
Franklin Small-Mid Cap Growth Fund	November 30, 2018 - February 28, 2019
Franklin Strategic Income Fund	November 30, 2018 - February 28, 2019

Franklin High Income Trust:
Franklin High Income Fund	November 30, 2018 - February 28, 2019

Institutional Fiduciary Trust:
Money Market Portfolio	November 30, 2018 - February 28, 2019

Franklin Global Trust:
Franklin Emerging Market Debt Opportunities Fund	November 30, 2018 - February 28, 2019
Franklin International Growth Fund	November 30, 2018 - February 28, 2019
Franklin Global Listed Infrastructure Fund	November 30, 2018 - February 28, 2019

Franklin Gold and Precious Metals Fund	November 30, 2018 - February 28, 2019

Franklin Universal Trust	November 30, 2018 - February 28, 2019

Templeton China World Fund	November 30, 2018 - February 28, 2019

Templeton Emerging Markets Fund	November 30, 2018 - February 28, 2019

Templeton Emerging Markets Income Fund	November 30, 2018 - February 28, 2019

Templeton Funds:
Templeton Foreign Fund	November 30, 2018 - February 28, 2019
Templeton World Fund	November 30, 2018 - February 28, 2019
Templeton International Climate Change Fund	November 30, 2018 - February 28, 2019

Attachment I

Templeton Global Income Fund	November 30, 2018 - February 28, 2019

Templeton Global Smaller Companies Fund	November 30, 2018 - February 28, 2019

Templeton Growth Fund, Inc.	November 30, 2018 - February 28, 2019

Templeton Income Trust:
Templeton Emerging Markets Bond Fund	November 30, 2018 - February 28, 2019
Templeton Global Bond Fund	November 30, 2018 - February 28, 2019
Templeton Global Total Return Fund	November 30, 2018 - February 28, 2019
Templeton International Bond Fund	November 30, 2018 - February 28, 2019

Franklin Custodian Funds:
Franklin DynaTech Fund	November 30, 2018 - February 28, 2019
Franklin Growth Fund	November 30, 2018 - February 28, 2019
Franklin Income Fund	November 30, 2018 - February 28, 2019
Franklin U.S. Government Securities Fund	November 30, 2018 - February 28, 2019
Franklin Utilities Fund	November 30, 2018 - February 28, 2019
Franklin Focused Growth Fund	November 30, 2018 - February 28, 2019

Franklin Strategic Mortgage Portfolio	November 30, 2018 - February 28, 2019

Franklin Investors Securities Trust:
Franklin Adjustable U.S. Government Securities Fund	November 30, 2018 - February 28, 2019
Franklin Balanced Fund	November 30, 2018 - February 28, 2019
Franklin Convertible Securities Fund	November 30, 2018 - February 28, 2019
Franklin Equity Income Fund	November 30, 2018 - February 28, 2019
Franklin Floating Rate Daily Access Fund	November 30, 2018 - February 28, 2019
Franklin Low Duration Total Return Fund	November 30, 2018 - February 28, 2019
Franklin Real Return Fund	November 30, 2018 - February 28, 2019
Franklin Total Return Fund	November 30, 2018 - February 28, 2019

Franklin Templeton Global Trust:
Templeton Global Currency Fund	November 30, 2018 - February 28, 2019

Franklin Templeton International Trust:
Franklin India Growth Fund	November 30, 2018 - February 28, 2019

Templeton Developing Markets Trust	November 30, 2018 - February 28, 2019

Franklin Fund Allocator Series:
Franklin Conservative Allocation Fund	November 30, 2018 - February 28, 2019
Franklin Corefolio Allocation Fund	November 30, 2018 - February 28, 2019
Franklin Founding Funds Allocation Fund	November 30, 2018 - February 28, 2019
Franklin Growth Allocation Fund	November 30, 2018 - February 28, 2019
Franklin LifeSmart Retirement Income Fund	November 30, 2018 - February 28, 2019
Franklin LifeSmart 2020 Retirement Target Fund	November 30, 2018 - February 28, 2019
Franklin LifeSmart 2025 Retirement Target Fund	November 30, 2018 - February 28, 2019
Franklin LifeSmart 2030 Retirement Target Fund	November 30, 2018 - February 28, 2019
Franklin LifeSmart 2035 Retirement Target Fund	November 30, 2018 - February 28, 2019

Attachment I

Franklin LifeSmart 2040 Retirement Target Fund	November 30, 2018 - February 28, 2019
Franklin LifeSmart 2045 Retirement Target Fund	November 30, 2018 - February 28, 2019
Franklin LifeSmart 2050 Retirement Target Fund	November 30, 2018 - February 28, 2019
Franklin LifeSmart 2055 Retirement Target Fund	November 30, 2018 - February 28, 2019
Franklin Moderate Allocation Fund	November 30, 2018 - February 28, 2019
Franklin NextStep Conservative Fund	November 30, 2018 - February 28, 2019
Franklin NextStep Moderate Fund	November 30, 2018 - February 28, 2019
Franklin NextStep Growth Fund	November 30, 2018 - February 28, 2019
Franklin Payout 2018 Fund	November 30, 2018 - February 28, 2019
Franklin Payout 2019 Fund	November 30, 2018 - February 28, 2019
Franklin Payout 2020 Fund	November 30, 2018 - February 28, 2019
Franklin Payout 2021 Fund	November 30, 2018 - February 28, 2019
Franklin Payout 2022 Fund	November 30, 2018 - February 28, 2019

Franklin Templeton Variable Insurance Products Trust:
Franklin Flex Cap Growth VIP Fund	November 30, 2018 - February 28, 2019
Franklin Founding Funds Allocation VIP Fund	November 30, 2018 - February 28, 2019
Franklin Income VIP Fund	November 30, 2018 - February 28, 2019
Franklin Mutual Global Discovery VIP Fund	November 30, 2018 - February 28, 2019
Franklin Mutual Shares VIP Fund	November 30, 2018 - February 28, 2019
Franklin Rising Dividends VIP Fund	November 30, 2018 - February 28, 2019
Franklin Small Cap Value VIP Fund	November 30, 2018 - February 28, 2019
Franklin Small-Mid Cap Growth VIP Fund	November 30, 2018 - February 28, 2019
Franklin Strategic Income VIP Fund	November 30, 2018 - February 28, 2019
Franklin VolSmart Allocation VIP Fund	November 30, 2018 - February 28, 2019
Templeton Developing Markets VIP Fund	November 30, 2018 - February 28, 2019
Templeton Foreign VIP Fund	November 30, 2018 - February 28, 2019
Templeton Growth VIP Fund	November 30, 2018 - February 28, 2019
Templeton Global Bond VIP Fund	November 30, 2018 - February 28, 2019

Templeton Dragon Fund, Inc.	November 30, 2018 - February 28, 2019

Templeton Institutional Funds:
International Equity Series	November 30, 2018 - February 28, 2019
Global Equity Series	November 30, 2018 - February 28, 2019

Franklin ETF Trust:
Franklin Liberty Short Duration U.S. Government ETF	November 30, 2018 - February 28, 2019

Franklin Managed Trust:
Franklin Rising Dividends Fund	November 30, 2018 - February 28, 2019